UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Q Merger Sub Inc., a Kansas corporation (the “Offeror”) and a direct wholly owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

This Schedule TO is being filed on behalf of the Offeror, Parent and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”).    Parent is a direct, wholly owned subsidiary of the AP VIII Queso Holdings, L.P. (the “Holding Partnership”). All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VIII. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of January 15, 2014, by and among the Company, the Offeror and Parent (the “Merger Agreement”) is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002(a)-(c)

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

CEC Entertainment, Inc.

4441 West Airport Freeway

Irving, TX 75062

(972) 258-8507

(b) Securities. This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares. As of January 14, 2014, based on information provided by the Company, there were 17,530,841 Shares issued and outstanding (including 559,475 restricted shares). The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Tender Offer—Section 6 (Price Range of Shares; Dividends)” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003(a)-(c)

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 8 (Certain Information Concerning Management VIII, Parent and the Offeror)

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004(a)

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005(a) and (b)

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006(a) and (c)(1)-(c)(7)

(a) Purposes. The information set forth in the Offer to Purchase under the caption “The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)” is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer—Section 13 (Certain Effects of the Offer)

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 16 (Fees and Expenses)

The Agreement and Plan of Merger, dated as of January 15, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer—Section 14 (Certain Conditions of the Offer)

The Agreement and Plan of Merger, dated as of January 15, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 14 (Certain Conditions of the Offer)

The Agreement and Plan of Merger, dated as of January 15, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

The Tender Offer—Section 8 (Certain Information Concerning Management VIII, Parent and the Offeror)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

(b) Securities Transactions. None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009(a)

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 3 (Procedures for Accepting the Offer and Tendering Shares)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 16 (Fees and Expenses)

ITEM 10.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010(a) and (b)

(a) Financial Information. The financial condition of Parent and the Offeror is not material to the Offer.

(b) Pro Forma Financial Information. The pro forma financial statements of the Company are not material to the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011 (a) and (c)

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 8 (Certain Information Concerning Management VIII, the Holding Partnership, Parent and the Offeror)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer—Section 13 (Certain Effects of the Offer)

The Tender Offer—Section 15 (Certain Legal Matters; Regulatory Approvals)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(a)(1)(G)	Summary Advertisement to be published in the Wall Street Journal and dated January 16, 2014.

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings Inc.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2014

Q Merger Sub Inc.

By:	/s/ Scott I. Ross
Name: Scott I. Ross Title: President

Queso Holdings Inc.

By:	/s/ Scott I. Ross
Name: Scott I. Ross Title: President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(a)(1)(G)	Summary Advertisement to be published in the Wall Street Journal and dated January 16, 2014.

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.

(g)	None.

(h)	None.